Exhibit 99.1

Medigus Will Form a Separate Company for Its Novel Miniature Video

Cameras, Focused on Marketing for New Industries

The Fully Owned Subsidiary Will Engage in Promoting to New Additional

Industries such as Defense, Aviation, Automotive and More

OMER, Israel, November 20, 2018 – (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and an innovator in direct visualization technology, announced today that the board of directors of the Company has resolved on a reorganization of the Company, which will include the transfer of all of the Company’s assets and intellectual property related to the Company’s miniature video cameras into a fully owned subsidiary of the Company. This technology transfer is intended to distinguish the Company’s miniature video cameras business from the other operations of the Company and will enable the Company to form a separate business unit with dedicated resources focused on the promotion of this technology.

Together with the technology transfer, the board of directors of the Company has directed the Company to examine additional applications for the Company’s miniature video cameras outside of the medical device industry, among others, the defense industry, the aviation industry and the automotive industry. In addition, the Company will consider the introduction of investors to invest directly in the Company’s miniature video cameras fully owned subsidiary, while continuing to support its ongoing operations.

The board of directors believes that such technology transfer will allow the company to leverage its innovative miniature video camera technology and explore new business opportunities and relations.

About Medigus

Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. Medigus is the pioneer developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. Medigus makes persistent efforts to gain MUSE adoption in key markets around the world – it is available in world-leading healthcare institutions in the U.S., Europe and Israel. Medigus is also in the process of obtaining regulatory clearance in China. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange Ltd.). To learn more about the company’s advanced technology, please visit www.medigus.com or www.RefluxHelp.com.

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the company’s filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

MEDIA CONTACT:

Chantal Beaudry

Lazar Partners Ltd.

212-867-1762

cbeaudry@lazarpartners.com